Novell, Inc.
404 Wyman Street, Suite 500
Waltham, MA 02451

VIA EDGAR

August 17, 2007

Ms. Kathleen Collins
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:      Novell, Inc.
            Form 10-K for the Fiscal Year Ended October 31, 2006
            Filed May 25, 2007
            Form 10-Q for the Quarterly Period Ended April 30, 2007
            Filed June 8, 2007
            File No. 000-13351

Dear Ms. Collins:

This letter is to confirm my recent conversation with Patrick Gilmore of your staff regarding the extension of time for Novell, Inc. (the “Company”) to respond to your comment letter dated August 7, 2007 (the “Comment Letter”). As discussed with Mr. Gilmore, the people who are presently reviewing and drafting the response to the Comment Letter are also involved in the preparation of both the Company’s Form 10-Q for the Quarterly Period Ended July 31, 2007 and the earnings release for the same period. Furthermore, the draft response to the Comment Letter will need to be reviewed by the Audit Committee of the Company’s Board of Directors and the Company’s external auditors. These factors, combined with the demands imposed on the Company’s officers and employees by the day-to-day operations of the Company’s business, make it difficult for the Company to complete its response within the 10 business day period specified in the Comment Letter.

The Company expects the response to be completed by no later than September 21, 2007. Based on my conversation with Mr. Gilmore, I understand that this is acceptable.

Thank you very much for your courtesy in this matter.

Sincerely,

/s/ Peter Green

Peter Green, Vice President, Law-Corporate

cc:       Chris Andersen, Vice President, Finance and Corporate Controller, Novell, Inc.
            Joseph A. LaSala, Jr., Senior Vice President and General Counsel, Novell, Inc.
            Dana C. Russell, Senior Vice President and Chief Financial Officer, Novell, Inc.
            Linda L. Griggs, Esq, Morgan, Lewis & Bockius LLP